Mail Stop 4561
									February 3, 2006

Mr. Michael A. Richard
Chief Financial Officer and Principal Accounting Officer
VillageEDOCS
14471 Chambers Road
Suite 105
Tustin, CA   92780

      Re:	VillageEDOCS
		Form 10-KSB/A for Fiscal Year ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
      File No. 000-31395


Dear Mr. Richard:

      We have reviewed your response letter dated January 20, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the year ended December 31, 2004

Note 7 - Convertible Notes Payable to Related Parties

1. We note your response to comment three. Please tell us more about the commitment of the majority stockholder, Mr. and Mrs. Williams, to increase the number of authorized shares to allow for the conversion of the instruments in question. In your response, please be sure to address the following questions:

* Is there a written agreement signed by the majority stockholder?
* Is there a legal contract that could be enforced in court?
* What are the ramifications to the majority stockholder if the majority stockholder decided to vote against an increase in the number of authorized shares?

2. Please also tell us whether the state laws of California would permit a company to have an infinite number of shares authorized at any point in time. In this regard, we note that since you have several instruments that are convertible into a potentially infinite number of shares, you appear to be asserting that you are permitted to have an infinite number of shares authorized at any time.

3. It does not appear that you have filed as exhibits some of the convertible promissory notes disclosed in your footnote. Please file these agreements as exhibits as required by Item 601(b)(4) or advise us where these agreements were previously filed.

Forms 10-QSB for the periods ended June 30, 2005 and September 30,
2005

Note 7 - Stockholders` Equity

Common Stock

4. You note that the warrants issued to Mr. Conner and Mr. Hill as incentive bonuses resulting from the acquisition of Phoenix Forms, Inc. were recorded as part of the purchase price. However, these costs appear to be internal costs associated with a business combination which should be expensed as incurred. Please tell us what consideration you gave to paragraph A8 of SFAS 141 when determining the proper treatment of these warrants and also the other compensation issued to employees in connection with the acquisition of TBS in 2004 valued at $76,000 and the acquisition of Phoenix Forms, Inc. in 2005 valued at $34,000.






      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



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Mr. Michael A. Richard
VillageEDOCS
February 3, 2006
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